

Mail Stop 3628

January 25, 2021

Kevin M. Payne
President and Chief Executive Officer
Southern California Edison Company
2244 Walnut Grove Avenue (P.O. Box 800)
Rosemead, California 91770

William M. Petmecky, III
President and Manager
SCE Recovery Funding LLC
2244 Walnut Grove Avenue (P.O. Box 5407)
Rosemead, California 91770

> **Re:** **Southern California Edison Company**
> **SCE Recovery Funding LLC**
> **Amendment No. 1 to Registration Statement on Form SF-1**
> **Filed January 19, 2021**
> **File Nos. 333-249674 and 333-249674-01**

Dear Messrs. Payne and Petmecky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

General

1. We note your new disclosure on page 73 regarding the conditions of issuance of additional recovery bonds by SCE Recovery Funding LLC. Please confirm that

Kevin M. Payne
Southern California Edison Company
William M. Petmecky, III
SCE Recovery Funding LLC
January 25, 2021
Page 2

additional issuances of securities issued by SCE Recovery Funding LLC will be registered on separate registration statements.

2. Additionally, please update the table of contents of your form of prospectus to include the new section entitled "Conditions of Issuance of Additional Recovery Bonds" that begins on page 73.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3262 with any other questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Kathleen Brennan de Jesus, Esq.
        Southern California Edison Company

        Eric Tashman, Esq.
        Norton Rose Fulbright